MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”) for the period ended September 30, 2013 is as of November 5, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the nine months ended September 30, 2013. You should also consider our audited consolidated financial statements and notes thereto and our MD&A for the year ended December 31, 2012, which are included in our 2012 Annual Report on Form 20-F. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck, known as MSD outside the United States and Canada, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Report on Form 20-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Report on Form-20F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Report on Form 20-F, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. We have one product, BRINAVESS™, the trade name of vernakalant intravenous (IV), approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. Atrial fibrillation is an arrhythmia or abnormal rhythm, of the upper chambers of the heart.

Vernakalant

Exclusive global rights to the intravenous and oral formulations of vernakalant hydrochloride (“vernakalant (IV) and vernakalant (oral)” respectively) were held by Merck Sharp and Dohme Corp. (Merck), known as MSD outside the United States and Canada, were shared by Merck and Cardiome pursuant to two collaboration and license agreements (the “Collaboration Agreements”). On September 25, 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The transfer to Cardiome of the exclusive global rights to vernakalant (IV) and vernakalant (oral) and responsibilities (as described below) in connection with those terminations are ongoing.

On April 24, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 24, 2013. Regulatory product rights and product distribution responsibility are expected to transfer to us upon transfer of the marketing authorization in the relevant countries.

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On June 27, 2013, the European Commission approved the transfer of the centrally-approved marketing authorization for BRINAVESS from Merck to us. We are now the new marketing authorization holder for BRINAVESS in the member states of the European Union (EU). With the completion of this transfer, commencing July 1, 2013, royalties on sales and the promotional services fee we previously received from Merck ceased and we began benefiting from all sales of BRINAVESS throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESS in the EU and the transfer of responsibility to complete the post-marketing study for BRINAVESS. We are now supplying BRINAVESS under our own trade dress in the EU.

The transition to us of Merck’s rights and responsibilities under the Collaboration Agreements is a multi-step process and transition activities are ongoing. We expect these activities to continue throughout the remainder of 2013 and potentially into early 2014.

Rest of World (Outside North America)

In Q2-2009, we entered into the Collaboration Agreements for, among other things, the development and exclusive commercialization of vernakalant (IV) outside of North America with Merck. Under the Collaboration Agreements, development efforts and expenses for vernakalant (IV) outside of North America were the responsibility of Merck. In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (IV) in the EU.

In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (IV) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.

In the Asia-Pacific region, Merck initiated a Phase 3 trial in Q3-2010 that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained. This study has been terminated as part of the transfer of rights and responsibilities under the Collaboration Agreements from Merck to us, and analysis of the study is ongoing.

In Q3-2010, we announced that vernakalant (IV), under the trade name BRINAVESS, was granted marketing approval in the EU, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. As a result of the European marketing approval, we received a $30 million milestone payment from Merck.

In 2011, BRINAVESS was granted marketing approval in several countries outside of the EU. Also in 2011, Merck initiated SPECTRUM, a post-approval safety study. During Q3-2013, the transfer of this safety study to us was completed.

During Q3-2013, we announced that BRINAVESS was also granted marketing approval in Turkey and South Africa.

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BRINAVESS has been commercially launched by Merck in a number of countries where it is approved for marketing. In Q2-2013, we began establishing a direct sales force in select European markets in support of BRINAVESS. Countries that are covered by our direct sales force include Germany, Spain, Sweden, Norway, Finland, Denmark and Luxembourg. During Q3-2013, we partnered with AOP Orphan Pharmaceutical AG (“AOP Orphan”) to commercialize BRINAVESS in select European markets where we do not currently operate, including Austria. It is expected that AOP Orphan will support us in obtaining product registrations required for the marketing and sale of BRINAVESS in those markets where this is required and will actively call on customers to promote the product. We also entered into commercialization agreements with Tzamal Medical Ltd. and LifePharma (Z.A.M.) Ltd. to sell and distribute BRINAVESS in Israel and Cyprus, respectively. Subsequent to the end of Q3-2013, we announced that we partnered with Biospifar S.A. and Algorithm S.A.L. to sell and distribute BRINAVESS in Colombia and certain Middle Eastern and North African countries, respectively.

North America

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (IV). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4.

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (IV) in North America with Astellas US LLC (“Astellas”). In July 2011, we consented to the transfer of rights to develop and commercialize vernakalant (IV) in North America from Astellas to Merck. Pursuant to this transfer agreement, we were responsible for 25 percent of the development costs for vernakalant (IV) in North America, while Merck was responsible for 75 percent of the development costs and future commercialization costs for vernakalant (IV) in North America. In Q3-2012, we announced Merck would return the global marketing and development rights for vernakalant (IV), discussed further under the heading “vernakalant”, above.

In 2006, Astellas submitted a New Drug Application (“NDA”) for vernakalant (IV) to the United States Food and Drug Administration (“FDA”) seeking approval to market vernakalant (IV) in the United States for the conversion of atrial fibrillation. In Q3-2008, Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. In Q3-2009, following extended discussions with the FDA, Astellas began a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009. In Q4-2010, Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. After the transfer of rights from Astellas to Merck, Merck and the FDA terminated the ACT 5 trial.

In May 2013, we announced the completion of the transfer of sponsorship of the U.S. Investigational NDAs for vernakalant (IV), the transfer of the U.S. NDA for vernakalant (IV), and, the transfer of sponsorship of all vernakalant Canadian Clinical Trial Applications from Merck to us. Merck had begun discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. We intend to continue these discussions to determine potential pathways forward for vernakalant.

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Vernakalant (oral)

In 2006, we announced positive results from a Phase 2a pilot study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.

In Q2-2009, we entered into the Collaboration Agreements for the development and commercialization of vernakalant (oral), providing a Merck affiliate with exclusive rights to vernakalant (oral) globally. Pursuant to the Collaboration Agreement, all development efforts and expenses for vernakalant (oral) are the responsibility of Merck. In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012.

In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (oral) in connection with Merck’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational NDAs for vernakalant (oral) from Merck to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

Pre-clinical

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

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The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010 Study terminated as part of Merck’s termination of the Collaboration Agreements

	Phase 3 ACT 5 study	Analysis of data ongoing

	Post approval study	SPECTRUM (post approval safety study) initiated in 2011 Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed
Other	Pre-clinical	Pre-clinical studies

CORPORATE UPDATE

Establishment of European presence

During Q1-2013, we appointed Steen Juul-Möller, M.D., Ph.D./DMSc., FESC as our European Medical Director to oversee our clinical and medical affairs activities. We also began establishing a small, direct sales force in Europe to promote BRINAVESS. During Q2-2013, Jürgen Polifka, Ph.D. joined our management team as General Manager, Sales and Marketing Europe to oversee our commercialization activities in Europe. During Q3-2013, we continued to build our direct sales force in Europe as well as the necessary infrastructure to support it.  We continually seek ways to accelerate the build out of our infrastructure including opportunities through business development.

Long-term debt settlement

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between us and Merck (the “Debt Settlement Agreement”), was further amended allowing us to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. We recorded a gain on debt settlement of $20.8 million during Q1-2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

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Share consolidation

On April 3, 2013, our shareholders approved the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. Our common shares began trading on a post-consolidation basis on the NASDAQ and TSX on April 12, 2013. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the past two financial years.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2012. There have been no material changes to these accounting policies during the nine months ended September 30, 2013, except as described below.

Changes in or Adoption of Significant Accounting Policies

FASB Amendments:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassification of accumulated other comprehensive income. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, we prospectively adopted the amendments. The adoption of these amendments did not have a material impact on the presentation of our results of operations for the periods presented.

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Inventories:

In June 2013, pursuant to the Debt Settlement Agreement and the Transition Agreement between us and Merck, we purchased $2.8 million of work in process inventories including unlabeled vials and active pharmaceutical ingredients for vernakalant (IV). As a result, we adopted a new accounting policy for measuring these inventories.

Inventories consist of finished goods and unfinished product (work in process) and are valued at the lower of cost and net realizable value, determined on a first-in-first-out basis, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Revenue recognition:

Product revenues

On September 16, 2013, the transfer of commercialization responsibility from Merck to us was completed in the EU and we began supplying BRINAVESS under our own trade dress. As a result, we adopted new accounting policies for recognizing revenues from product sales and providing for amounts uncollectible from customers.

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonably assured and title and delivery has occurred. Provisions for discounts and sales returns are provided for in the same period the related sales are recorded.

Allowance for doubtful accounts receivable:

An allowance for doubtful accounts receivable is estimated primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

Impact of Accounting Pronouncements Affecting Future Periods

In March 2013, the FASB issued amendments on foreign currency matters related to parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (CTA) under current U.S. GAAP. These amendments will be effective prospectively for reporting periods beginning after December 15, 2013. We do not expect the adoption of the amendments to have a material impact on our financial position or results of operations.

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RESULTS OF OPERATIONS

Third Quarter Overview

The higher net loss in Q3-2013 compared to Q2-2013 was mainly due to an increase in selling, general and administrative costs of $1.0 million as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as other related costs required to support the commercialization of BRINAVESS. The higher expenses in Q3-2013 were partially offset by an increase of $0.4 million in revenues, primarily due to the recognition of the full benefit of all BRINAVESS sales worldwide this quarter.

Three and Nine Months Ended September 30, 2013 Compared to Three and Nine Months Ended September 30, 2012

We recorded a net loss of $3.6 million ($0.29 per share) for the three months ended September 30, 2013 (Q3-2013), compared to a net loss of $13.4 million ($1.10 per share) for the three months ended September 30, 2012 (Q3-2012). On a year-to-date basis, we recorded net income of $12.0 million ($0.96 per share) for the nine months ended September 30, 2013, compared to a net loss of $26.1 million ($2.13 per share) for the nine months ended September 30, 2012.

The net loss for Q3-2013 was primarily due to ongoing operating costs. The net income for the nine months ended September 30, 2013 was primarily due to the recognition of a $20.8 million gain on the settlement of debt owed to Merck. The lower losses in fiscal 2013, compared to the comparable period in 2012, are mainly a result of lower employee and facility lease expenses as a result of restructuring efforts in fiscal 2012.

For the remainder of the year, our expenses are expected to be greater than our revenues from the sale of BRINAVESS and any licensing and other fees we may earn.

Revenue

Revenue for Q3-2013 was $0.5 million. This is an increase of $0.4 million from $0.1 million in Q3-2012 and can be primarily attributable to the recognition of the full benefit of all BRINAVESS sales worldwide this quarter. Prior to Q3-2013, we benefitted from the sale of BRINAVESS in the form of royalties and promotional fees in connection with the Collaboration Agreements with Merck. On a year-to-date basis, revenue for the nine months ended September 30, 2013 and 2012 was $0.6 million and $0.7 million, respectively.

In 2013, revenue has been comprised of product revenue and licensing and other fees we received from our collaborative partners. In 2012, revenue consisted of licensing and other fees and research collaborative fees from Merck.

Product revenues comprise of sales of BRINAVESS. Licensing and other fees in 2012, as well as those in the first two quarters of 2013, represent royalties from our collaborative partners. For Q3-2013, licensing and other fees represent the full benefit of worldwide product sales up to the transfer of commercialization responsibility from Merck to us on September 16, 2013. After September 16, 2013, licensing and other fees represent the full benefit of sales in countries where the marketing authorization has not yet been transferred from Merck to us.

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Sales of BRINAVESS dropped significantly since Merck announced the termination of the Collaborative Agreements, hitting an all-time low in Q1-2013.  With the signing of the transition agreement with Merck, our sales force began promoting BRINAVESS in Q2.  Even without the ability to control discounting or the promotional message, total sales of BRINAVESS increased by 14% in Q2-2013 as compared to Q1-2013.  Despite the third quarter historically being the weakest quarter for BRINAVESS sales in Europe, total sales in Q3-2013 increased by 17% compared to Q2-2013.  Although we now have the ability to implement our marketing strategy with the completion of commercialization responsibility for BRINAVESS in the EU, we do not expect to see a significant impact on sales in Q4 as we complete the transition process for regulatory product rights and product distribution responsibility for BRINAVESS.  In accordance with our plans, we expect to be fully selling in all EU markets by the start of 2014.

Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. We did not earn any research collaborative fees for the nine months ended September 30, 2013 as a result of the termination of the Collaboration Agreements with Merck, and we do not expect to earn such fees in the future.

Cost of Goods Sold

Cost of goods sold relating to the sale of BRINAVESS for Q3-2013 as well as on a year to date basis was $0.05 million. We did not have any cost of goods sold in 2012.

Cost of goods sold is comprised primarily of expenditures incurred in acquiring inventories, production or conversion costs and quality control and monitoring costs.

Research and Development Expenditures

Research and development (“R&D”) expenditures were insignificant for Q3-2013 as compared to $0.4 million for Q3-2012. We incurred total R&D expenditures of $0.4 million for the nine months ended September 30, 2013, compared to $5.6 million for the same period in 2012.

R&D expenditures primarily consist of costs related to contract service and research agreements and consulting fees. Prior to Q3-2012, R&D expenditures also included wages and benefits (including stock-based compensation) of our employees performing research functions, as well as materials and lab supplies used in these activities.

The decrease in R&D expenditures for the nine months ended September 30, 2013, compared to the same period in 2012, was primarily due to the restructuring initiatives in Q3-2012 which eliminated our internal research activities.

For the remainder of the year, we expect to continue to support pre-clinical research and development work externally through collaborations. These costs are expected to be insignificant.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees. Commencing Q1-2013, they also include costs incurred to support the commercialization of BRINAVESS.

SG&A expenditures for Q3-2013 were $4.0 million compared to $2.5 million for Q3-2012. On a year-to-date basis, we incurred total SG&A expenditures of $9.2 million for the nine months ended September 30, 2013, compared to $7.3 million for the same period in 2012. The increase in SG&A expenditures was primarily due to an increase in costs associated with our sales and marketing efforts to support the commercialization of BRINAVESS.

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For the remainder of 2013, we expect our overall SG&A expenditures to increase as compared to 2012 as a result of our worldwide sales and marketing efforts, continuing transition activities with Merck, as well as, other related costs required to support the commercialization of BRINAVESS.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for the nine months ended September 30, 2013 represented a revision to our previous estimate of total restructuring charges, while the amount for the same period in 2012 related primarily to employee termination benefits associated with our 2012 workforce reduction initiatives.

Other Income and Expenses

Other income and expenses consists of sublease income, foreign exchange gains (losses), interest, and gain from settlement of debt.

Other income for Q3-2013 was $0.05 million, compared to other expense of $1.0 million for Q3-2012. For the nine months ended September 30, 2013, other income was $21.2 million, compared to other expense of $2.9 million for the nine months ended September 30, 2012. The decrease in other expense in 2013 related primarily to a decrease in interest expense and the corresponding $20.8 million gain on the settlement of debt owed to Merck

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012

Total revenue	$477	$107	$60	$84
Cost of goods sold	47	-	-	-
Research and development	31	35	370	385
Selling, general and administration(3)	3,954	2,974	2,236	2,356
Restructuring	-	(57)	(73)	35
Gain on settlement of debt	-	-	20,834	11,218
Net income (loss)	$(3,614)	$(2,774)	$18,393	$7,744
Income (loss) per share
Basic and diluted(2)	$(0.29)	$(0.22)	$1.47	$0.63

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2012	June 30, 2012		March 31, 2012		December 31, 2011

Total revenue	$63	$209		$433		$401
Cost of goods sold	-	-		-		-
Research and development	449	2,255	(1)	2,928	(1)	3,442
Selling, general and administration(3)	2,496	2,207	(1)	2,552	(1)	2,095
Restructuring	9,036	165	(1)	804	(1)	-
Net income (loss)	$(13,412)	$(5,677)		$(6,970)		$(5,898)
Income (loss) per share
Basic and diluted(2)	$(1.10)	$(0.46)		$(0.57)		$(0.48)

(1) Employee termination benefits relating to the Q1-2012 workforce reduction have been reclassified to restructuring.

(2) Income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(3) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESS.

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Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Research and development expenditures:

The timing and amount of clinical trials and research work performed resulted in the variations in R&D expenditures. The significant decrease in R&D expenditures starting in the second half of 2012 was due to the elimination of our internal research function.

Selling, general and administration expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in SG&A expenditures. The increase in SG&A expenditures in the most recent quarter was due to costs incurred to support the commercialization of BRINAVESS, which was partially offset by cost savings from our 2012 restructuring initiatives.

Restructuring:

The workforce reductions and the idle-use expense in Q2-2012 and Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4-2012 was also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q3-2013 were financed mainly by working capital carried forward from the preceding fiscal year. At September 30, 2013, we had working capital of $18.7 million, compared to $6.1 million at December 31, 2012. Included in working capital at December 31, 2012 was a debt obligation to Merck of $32.5 million. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement amount to Merck, extinguishing our outstanding debt obligation of $32.5 million. We had available cash reserves comprised of cash and cash equivalents of $17.3 million at September 30, 2013 compared to $41.3 million at December 31, 2012.

We believe that our cash position and expected future cash inflows from the sale of BRINAVESS will be sufficient to finance our operational and capital needs for at least 18 months.  In particular, we believe our cash reserves and expected cash inflows from the sale of BRINAVESS will fund the development and commercialization of vernakalant, operational, and strategic activities. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with commercialization efforts, clinical trials, and strategic opportunities. As a result, in the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that we will successfully raise funds to continue the development and commercialization of vernakalant and our operational activities.

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Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2013	2012	2013	2012
Cash used in operating activities	$(2,442)	$(7,006)	$(10,966)	$(19,796)
Cash used in investing activities	(29)	(89)	(82)	(314)
Cash provided by (used in) financing activities	8	-	(12,913)	25,000
Effect of foreign exchange rate on cash and cash equivalents	39	40	(23)	87
Net increase (decrease) in cash and cash equivalents	$(2,424)	$(7,055)	$(23,984)	$4,977

Cash used in operating activities in Q3-2013 was $2.4 million compared to $7.0 million in Q3-2012. The decrease in cash used was primarily due to $9.0 million in restructuring costs incurred in Q3-2012 which was partially offset by an increase in cash used of $3.4 million due to timing of cash payments of trade payables. Cash used in operating activities for the nine months ended September 30, 2013 was $11.0 million, a decrease of $8.8 million from $19.8 million used in operating activities for the same period in 2012.

Cash used in investing activities was insignificant in Q3-2013 and Q3-2012. Cash used in investing activities for the nine months ended September 30, 2013 was insignificant, while cash used in investing activities during the nine months ended September 30, 2012 related to the purchase of equipment and patent costs.

Cash provided by financing activities was insignificant in Q3-2013 and Q3-2012. On a year-to-date basis, cash used in financing activities for the nine months ended September 30, 2013 was $12.9 million as compared to $25 million of cash provided by financing activities for the same period in 2012. The change was mainly due to the debt settlement payment to Merck of $13.0 million in Q1-2013. In Q1-2012, we received a $25.0 million advance from Merck.

Contractual Obligations

As of September 30, 2013, in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2013	2014	2015	2016	2017	There- after	Total
Commitments for clinical and other agreements	1,552	2,083	1,442	5	Nil	Nil	5,082
Operating lease obligations and other	152	218	17	3	Nil	Nil	390
Total	$1,704	$2,301	$1,459	$8	Nil	Nil	$5,472

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Outstanding Share Capital

As at November 5, 2013, there were 12,470,335 common shares issued and outstanding, and 1,102,709 common shares issuable upon the exercise of outstanding stock options (of which 653,720 were exercisable) at a weighted average exercise price of CAD $7.83 per share. These amounts have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

RELATED PARTY TRANSACTIONS

We did not enter into any material related party transactions during the three or nine months ended September 30, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At September 30, 2013, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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